Ocuphire Pharma, Inc.
37000 Grand River Avenue, Suite 120
Farmington Hills, MI 48335

July 7, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Tara Harkins and Kevin Kuhar

Re:	Ocuphire Pharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 30, 2023
File No. 001-34079

Dear Ms. Harkins and Mr. Kuhar:

This letter responds to the comment letter (the “Comment Letter”) dated June 28, 2023 regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2022 of Ocuphire Pharma, Inc. (the “Company”). For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

Form 10-K for the Fiscal Year Ended December 31, 2022

Results of Operations
Research and Development, page 111

1.
We note the discussion on page 109 that your Nyxol and APX3330 will have higher development costs due to later-stage clinical trials and that you expect research and development costs to increase over the next several years. Please revise future filings to disclose the costs incurred during each period presented for each of your key research and development products/projects. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.

Response:

The Company acknowledges the Staff’s comment. In its filings with the Commission, commencing with the Quarterly Report on Form 10-Q for the period ended June 30, 2023, the Company will disclose the costs incurred during such period presented for each of our key research and development products/projects.  Additionally, we will provide other quantitative or qualitative disclosure, as appropriate, that provides more transparency as to the type of research and development expenses incurred which should reconcile to total research and development expense on the Consolidated Statements of Operations.

Please advise us if we can provide any further information or assistance on this matter. If the Staff should have any questions, or would like further information, concerning the response above, please do not hesitate to contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com. We thank you in advance for your attention to the above.

Sincerely,

/s/ Richard Rodgers
Richard Rodgers
Interim President and Chief Executive Officer
Ocuphire Pharma, Inc.

cc:	Phillip D. Torrence, Honigman LLP
Emily J. Johns, Honigman LLP
Amy Rabourn, Ocuphire Pharma, Inc.